SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                                ADT Limited
                             (Name of Issuer)

                  Common Shares, Par Value $.10 Per Share
                      (Title of Class and Securities)

                                 000915306
                   (CUSIP Number of Class of Securities)

                            Richard L. Handley
                 Senior Vice President and General Counsel
                         Republic Industries, Inc.
                  200 East Las Olas Boulevard, Suite 1400
                         Fort Lauderdale, FL 33301
                        Telephone:  (954) 627-6000
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                             Stephen F. Arcano
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                               July 1, 1996
                       (Date of Event which Requires
                         Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               (X)




                               SCHEDULE 13D

   CUSIP No. 000915306                           Page 2 of 13 Pages

   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Republic Industries, Inc.

   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)

   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

   _________________________________________________________________
                                   (7)  SOLE VOTING POWER

         NUMBER OF                      15,000,000*
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        15,000,000*
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER


   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        15,000,000*

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (x)

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        10.1%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________

   _________________
   * Beneficial ownership of 15,000,000 shares of ADT Limited's Common Shares reported hereunder is being reported solely as a result of the Common
   Share Purchase Warrant described in Item 4 hereof. However, Republic Industries, Inc. expressly disclaims any beneficial ownership of the 15,000,000 shares of ADT Limited Common Shares which are obtainable upon exercise of the Warrant, because the Warrant is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.



     ITEM 1.   SECURITY AND ISSUER.

               This statement relates to the common shares, par value $.10 per share (the "Common Shares"), of ADT Limited, a corporation organized under the laws of Bermuda ("ADT"). The principal executive offices of ADT are located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda.

     ITEM 2.  IDENTITY AND BACKGROUND.

               This statement is filed by Republic Industries, Inc., a Delaware Corporation ("Republic"). Republic is a diversified services company, which, through its subsidiaries, provides integrated solid waste disposal, collection and recycling services and electronic security services. The principal executive offices of Republic are located at 200 East Las Olas Boulevard, Suite 1400, Fort Lauderdale, Florida, 33301.

               Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of Republic.

               To Republic's knowledge, during the last five years neither Republic nor any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               No amounts were paid by Republic to ADT in connection with the issuance of the Warrant. As more fully described in
     Item 4 below, pursuant to the terms of the Warrant (as defined below), Republic will have the right, for a six-month period commencing upon the termination of the Amalgamation Agreement (as defined below), to purchase from ADT 15,000,000 Common Shares at an exercise price of $20 per share, subject to adjustment, on the terms and subject to the conditions of the Warrant. Should Republic purchase such Common Shares pursuant to the Warrant, Republic may determine to finance such purchase from cash on hand, from cash generated by subsidiaries, by borrowings or from other sources.

     ITEM 4.   PURPOSE OF THE TRANSACTION

               Republic, R.I./TRIANGLE, LTD., a wholly owned subsidiary of Republic ("Acquisition") and ADT, have entered into an Agreement and Plan of Amalgamation dated as of July 1, 1996 (the "Amalgamation Agreement") providing, among other things, for the amalgamation of Acquisition with and into ADT (the "Amalgamation"). Following the Amalgamation ADT will be a wholly owned subsidiary of Republic. A copy of the Amalgamation Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

               Pursuant to the Amalgamation Agreement, at the effective time of the Amalgamation (the "Effective Time") (i) each common share, $1.00 par value, of Acquisition issued and outstanding immediately prior to the Effective Time will be converted into one Common Share of the surviving company and (ii) each Common Share of ADT issued and outstanding immediately prior to the Effective Time (other than ADT Common Shares held in the treasury of ADT, held by any of ADT's subsidiaries or held by Republic or its subsidiaries, which shall be cancelled) shall be converted into and represent the right to receive .92857 shares of common stock, par value $.01 per share ("Common Stock") of Republic. No fractional shares of Republic Common Stock will be issued in the Amalgamation, and ADT Shareholders who otherwise would be entitled to receive a fractional share of Republic Common Stock will receive a cash payment in lieu thereof.

               Consummation of the Amalgamation is subject to certain conditions, including, among others: (i) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other material governmental approvals; (ii) authorization of the issuance of shares of Republic Common Stock in connection with the Amalgamation by the requisite vote of the holders of Republic Common Stock; (iii) authorization of the Amalgamation and the transactions contemplated thereby by the requisite vote of the holders of ADT Common Shares; (iv) the effectiveness of a registration statement filed under the Securities Act of 1933, as amended, for the shares of Republic Common Stock to be issued in the Amalgamation; and (v) receipt of legal opinions as to the tax-free status of the Amalgamation and of accountants' letters as to the availability of pooling of interests accounting treatment for the Amalgamation.

               The Amalgamation Agreement may be terminated: (i) by mutual consent of Republic and ADT; (ii) by either Republic or ADT, if any permanent injunction or other order or decree of a competent governmental authority preventing the consummation of the Amalgamation shall have become final and nonappealable; (iii) by either Republic or ADT, if the Effective Time shall not have occurred before December 31, 1996; (iv) by Republic or ADT, if the requisite vote of ADT Shareholders to approve the Amalgamation, the Amalgamation Agreement and the transactions contemplated thereby shall not have been obtained or the requisite vote of the Republic Stockholders to approve the issuance of Republic Common Stock in the Amalgamation shall not have been obtained; (v) by Republic or ADT, if there has been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in the Amalgamation Agreement on the part of the other party, which breach is not cured within thirty days following written notice or cannot be cured prior to the Closing; (vi) by Republic, if the holders of more than five percent of the outstanding ADT Common Shares have complied with the procedures set forth in Section 106 of the Bermuda Companies Act with respect to appraisal rights; (vii) by ADT, in order to accept a proposal for a competing transaction that the Board of Directors of ADT has determined in good faith, based on a written opinion of an internationally recognized investment banking firm, is more favorable to ADT Shareholders, from a financial point of view, than the Amalgamation (including any adjustment to the terms and conditions of the Amalgamation proposed by Republic in response to such proposal for a competing transaction), provided that ADT has given Republic written notice of such proposal at least twenty-four hours prior to such termination, setting forth in reasonable detail the material terms and provisions (including price) of such competing transaction; (viii) by Republic, if ADT's Board of Directors has
     (a) withdrawn or modified in a manner adverse to Republic its recommendation that ADT Shareholders approve the Bye-Law Amendment(as defined below), the Amalgamation, the Amalgamation Agreement and the transactions thereby or (b) recommended a competing transaction; or (ix) by ADT, if Republic's Board of Directors has withdrawn or modified in a manner adverse to ADT its recommendation that Republic Stockholders approve the issuance of shares of Republic Common Stock in the Amalgamation.

               In connection with the Amalgamation Agreement, the Board of Directors of ADT has approved and agreed to submit to a vote of ADT shareholders an amendment to the Company's Bye-laws to provide that the vote of holders of capital shares of ADT required to approve an amalgamation shall be a simple majority of the votes cast at a general meeting and a simple majority of the votes cast by holders of shares of any class of capital shares of the Company entitled to vote as a class, if a class meeting is required (the "Bye-Law Amendment"). The Amalgamation Agreement also contains certain customary restrictions on the conduct of the business of ADT pending the Amalgamation.

               On July 1, 1996, in order to induce Republic to enter into the Amalgamation Agreement, ADT issued to Republic a Common Share Purchase Warrant (the "Warrant"), a copy of which is attached hereto as Exhibit B and is incorporated herein by reference. Pursuant to the Warrant, ADT granted Republic the right to purchase from ADT 15,000,000 Common Shares of ADT at an exercise price of $20 per share, subject to adjustment. The Warrant will become exercisable for a six-month period commencing upon termination of the Amalgamation Agreement in accordance with its terms (the "Exercise Period").

               Any Common Shares (or other securities) issued upon exercise of the Warrant and held by Republic or its affiliates and nominees will be subject for a two-year period following commencement of the Exercise Period to a proxy in favor of the Chairman of ADT to vote such Common Shares (or other securities) with respect to any matter which shall be voted upon by the shareholders of ADT. Such proxy shall automatically be revoked with respect to any Common Shares (or other securities) at such time as such shares or other securities are no longer held by Republic, its affiliates or nominees thereof. In addition, the Warrant provides that Republic will, and will cause its affiliates or nominees, to tender any Common Shares (or other securities) received upon exercise of the Warrant in any tender offer in which the Board of Directors of ADT recommends that ADT shareholders tender their shares.

               The Warrant may only be transferred with the consent of ADT, which, in the case of a transfer to an institutional investor may not be unreasonably withheld or delayed. Shares issued under the Warrant may not be sold to any single purchaser in an amount greater than five million shares. The Warrant contains registration rights on customary terms for three demand registrations and unlimited "piggyback" registrations.

               The foregoing summary of the Amalgamation Agreement and the Warrant does not purport to be complete and is qualified in its entirety by reference to the Amalgamation Agreement and the Warrant, which are attached as Exhibit A and Exhibit B, respectively.

               As a result of the Amalgamation, ADT Common Shares would be delisted from the London Stock Exchange and The New York Stock Exchange, Inc., and ADT will be eligible to seek termination of registration under Section 12(g)(4) of the Exchange Act.

               Except as set forth in this Item 4, neither Republic nor, to the best of Republic's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a)-(b) By reason of the issuance of the Warrant, Republic may be deemed to have sole voting and dispositive power with respect to the ADT Common shares subject to the Warrant and, accordingly, may be deemed to beneficially own 15,000,000 Common Shares of ADT, or approximately 10.1% of the ADT Common Shares outstanding on July 1, 1996, assuming exercise of the Warrant. Because the Warrant is exercisable only upon the termination of the Amalgamation Agreement in accordance with its terms, Republic expressly disclaims any beneficial ownership of the 15,000,000 Common Shares of ADT which are obtainable by Republic upon exercise of the Warrant.

               Michael G. DeGroote, Vice Chairman and a Director of Republic, indirectly through Westbury (Bermuda) Ltd., a Bermuda corporation controlled by Mr. DeGroote, may be deemed to beneficially own 421,300 Common Shares of ADT, which is less than one percent of the ADT Common Shares outstanding on July 1, 1996. Republic expressly disclaims any beneficial ownership of the 421,300 Common Shares of ADT held by Westbury (Bermuda) Ltd.

               Except as set forth above, neither Republic nor, to the best of Republic's knowledge, any of the individuals named in
     Schedule I hereto, beneficially owns any Common Shares of ADT.

               (c) Except as set forth in Item 4, neither Republic nor, to the best of Republic's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Shares of ADT during the past 60 days.

               (d) Republic does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ADT Common Shares until such time as the Warrant has been exercised.

               (e)  Inapplicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               In connection with the execution of the Amalgamation Agreement, (i) Michael A. Ashcroft, Chairman and Chief Executive Officer of ADT, agreed to vote his ADT Common Shares in favor of the Amalgamation, the Amalgamation Agreement and the transactions contemplated thereby, including the Bye-Law Amendment and (ii) H. Wayne Huizenga, Chairman and Chief Executive Officer of Republic, and Michael G. DeGroote, director of Republic, agreed to vote their Republic stock in favor of the issuance of Republic Common Stock in the Amalgamation.

               Except as provided in the Amalgamation Agreement, the Warrant, or as set forth or incorporated by reference in this
     Item 6 and Item 4 hereof, neither Republic nor, to the best of Republic's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person either with respect to any securities of ADT, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

               Exhibit A --   Agreement and Plan of Amalgamation among
                              Republic Industries, Inc.,
                              R.I./TRIANGLE, LTD. and ADT Limited,
                              dated as of July 1, 1996.

               Exhibit B --   ADT Limited Common Share Purchase
                              Warrant, dated as of July 1, 1996.


                                 SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated: July 11, 1996

                                             Republic Industries, Inc.

                                        By:  /s/ Richard L. Handley
                                             Richard L. Handley
                                             Senior Vice President and
                                               General Counsel



                                 SCHEDULE I

                    DIRECTORS AND EXECUTIVE OFFICERS OF
                         REPUBLIC INDUSTRIES, INC.

               Set forth below is the name, current business address, and the present principal occupation or employment of each director and executive officer of Republic. Unless otherwise indicated each person identified below is employed by Republic. The principal address of Republic and, unless otherwise indicated below, the current business address for each individual listed below is Republic Industries, Inc., 200 East Las Olas Boulevard, Suite 1400, Fort Lauderdale, Florida 33301. Each such person is a citizen of the United States, except for Michael G. DeGroote who is a citizen of Bermuda.

     Name and Address            Present Principal Occupation or Employment

     H. Wayne Huizenga           Chairman of the Board and Chief
                                 Executive Officer.

     Michael G. DeGroote         Vice Chairman and a Director.

     Harris W. Hudson            President and a Director.

     J. P. Bryan                 Director.  Mr. Bryan is President
     Gulf Canada, Inc.           and Chief Executive Officer of Gulf
     401 9th Avenue, S.W.        Canada, which is engaged in oil
     Calgary, Alberta, Canada    and gas exploration and production.
                                 Mr. Bryan also serves on the Board of
                                 Directors of Bellweather Exploration
                                 Company.

     Rick L. Burdick             Director.  Mr. Burdick is the sole
     Akin, Gump, Strauss,        shareholder of a professional
      Hauer & Feld, L.L.P.       corporation which is a partner in the
     711 Louisiana Street        law firm of Akin, Gump, Strauss, Hauer
     Suite 1900                  & Feld, L.L.P., a limited liability
     Houston, TX  77002          partnership including professional
                                 corporations.  Mr. Burdick also serves
                                 as a Director of J. Ray McDermott,
                                 S.A.

     George D. Johnson, Jr.      Director.  Mr. Johnson is President,
     Extended Stay America       Chief Executive Officer and a Director
     Suite 950                   of ESA.  Mr. Johnson is also a Director
     500 East Broward Boulevard of Duke Power Company and of Viacom. Fort Lauderdale, FL 33374

     John J. Melk                Director.  Mr. Melk is Chairman and
     H20 Plus, Inc.              Chief Executive Officer of H20 Plus
     676 North Michigan Avenue   Inc. a bath and skin care product
     39th Floor                  manufacturer and retail distributor.
     Chicago, IL  60611          Mr. Melk is a private investor in
                                 various businesses.  Mr. Melk also
                                 serves as a Director of Psychemedics
                                 Corporation.

     Donald E. Koogler           Executive Vice President.

     J. Ronald Castell           Senior Vice President.

     Robert A. Guerin            President-Republic Security Services
                                 Division

     Richard L. Handley          Senior Vice President and General
                                 Counsel.

     Thomas W. Hawkins           Senior Vice President.

     Robert J. Henninger, Jr.    Senior Vice President.



                               EXHIBIT INDEX

     Exhibit             Description

        A                Agreement and Plan of Amalgamation among
                         Republic Industries, Inc., R.I./TRIANGLE,
                         LTD. and ADT Limited, dated as of July 1,
                         1996.

        B ADT Limited Common Share Purchase Warrant, dated as of July 1996.